

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2015

Via E-mail
Michael D. Watford
Chief Executive Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway East
Suite 1200, Houston, Texas 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **Response Letter Dated September 3, 2015**
> **File No. 1-33614**

Dear Mr. Watford:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

Note 16 – Disclosure about Oil and Gas Producing Activities (Unaudited), page 89

1. We note your response to prior comment number one from our letter dated July 29, 2015 and the revised reserve estimation procedures described therein. However, it is not clear to us from your response whether, under these revised procedures, you would immediately remove from your reserves estimate any previously reported PUD locations and volumes for which it is determined that you can no longer demonstrate reasonable certainty. Please clarify your intention in this regard.

2.  If important economic factors or significant uncertainties affect your proved undeveloped reserves, provide explanation of the relevant factors or uncertainties. See FASB ASC paragraph 932-235-50-10.

3.  Rule 4-10(a)(24) of Regulation S-X describes "reasonable certainty" as "If deterministic methods are used [for proved reserve estimates], reasonable certainty means a <u>high degree of confidence</u> that the [proved reserve] quantities will be recovered." However, we note the following:

    - For the end of fiscal years 2010 through 2013, only 59% of the PUD locations scheduled to be drilled in the year immediately following the applicable reserve estimate were actually drilled;
    - Over the last five years, only 63% of your PUDs have been converted on a cumulative basis; and
    - Over the last three years, only 38% of your PUDs have been converted on a cumulative basis.

    Given the discrepancy between planned and actual conversion, it does not appear that reserve estimates met the "high degree of confidence" required for reasonable certainty.

    We reissue our request that you revise previously reported PUD reserve volumes to limit these volumes to those quantities which are reasonably certain to be developed within five years of booking.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding comments on property related matters. Please contact John Cannarella at (202) 551-3337 or me at (202) 551-3686 with any other questions.


Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director
